SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________
Form 11-K
_________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2014

Commission file number: 001-31225

EnPro Industries, Inc.
Retirement Savings Plan
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)

EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental
Schedule for the Years Ended
December 31, 2014 and 2013
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2014
and 2013	2
Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2014 and 2013	3
Notes to Financial Statements for the Years Ended December 31, 2014 and 2013	4 - 11

SUPPLEMENTAL SCHEDULE:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	12

NOTE:	The accompanying financial statements have been prepared for the purpose of filing
DOL Form 5500. Supplemental schedules required by Section 2520 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974, other than the one listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
EnPro Industries, Inc. Retirement Savings Plan
and the EnPro Industries, Inc. Benefits Committee
Charlotte, North Carolina:

We have audited the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan (the “Plan”) as of and for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at Year End) have been subjected to audit procedures performed in conjunction with the audit of the EnPro Industries, Inc. Retirement Savings Plan’s financial statements. The information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is prepared in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ GreerWalker, LLP
June 29, 2015

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:

Investments, at fair value	$254,949,572	$184,130,288
Notes receivable from participants	8,376,981	3,812,159

NET ASSETS AVAILABLE FOR BENEFITS	$263,326,553	$187,942,447

See notes to financial statements.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
ADDITIONS:
Additions to net assets attributed to:
Net investment income:
Net appreciation of investments	$5,399,272	$27,644,383
Interest and dividend income	6,916,543	4,191,243
Net investment income	12,315,815	31,835,626

Interest income on notes receivables from participants	164,478	136,419

Contributions:
Participants	9,475,128	8,786,705
Employer	8,028,670	7,409,849
Rollovers	1,258,461	948,916
Total contributions	18,762,259	17,145,470

Total additions, net	31,242,552	49,117,515

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	22,636,898	21,781,677
Fees and commissions	169,256	181,943
Total deductions	22,806,154	21,963,620

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	8,436,398	27,153,895

TRANSFERS OF ASSETS, NET	66,947,708	291,183

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	187,942,447	160,497,369

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$263,326,553	$187,942,447

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.    DESCRIPTION OF PLAN

The following description of the EnPro Industries, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Merger - On April 28, 2014 the Plan sponsor elected to, with an effective date of November 21, 2014, merge the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees (“Hourly Plan”) into the Plan. Concurrent with the merger, the Plan was restated and the name was changed from the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees to the EnPro Industries, Inc. Retirement Savings Plan. Approximately $66,948,000 in assets from the Hourly Plan were transferred into the Plan. Participants that were transferred into the Plan maintained their account balances and vesting status from the Hourly Plan and are eligible to fully participate in the Plan.

General - EnPro Industries, Inc. (the “Company”) established the Plan to provide employees with a systematic means of savings and investing for the future. Eligible employees of the Company, as defined by the plan document, may enroll in the Plan on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment. Participants that do not enroll in the Plan within 30 days of their hire date are automatically enrolled in the Plan to contribute 6% of their base pay unless they elect out of the Plan. The Plan is a defined contribution Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trust - The Charles Schwab Trust Company (the “Trustee” or “Schwab”) serves as trustee for the Plan. The Plan’s assets are held in the Schwab Directed Employee Benefit Trust (the “Trust”).

Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Investment income (loss) is credited to each account based on appreciation (depreciation) of specific assets held in each participant account and any earnings thereon.

Plan Contributions - Participants may contribute between 1% and 75% of their base pay by means of payroll deductions, subject to certain discrimination tests prescribed by the Internal Revenue Code and other limitations specified in the Plan. The Company matches between 25% and 100% of employee contributions of 4% to 6% of base pay per payroll period, as defined in the plan document. The Company also contributes an additional 2% to certain eligible employees. The Plan also includes a Roth contribution feature.

Participants’ contributions are remitted by the Company to the Trustee at the end of each payroll cycle. Upon determination of participants’ contributions, Company contributions are made to the

Trustee in cash. The contributed cash is allocated to individual employee accounts and invested at the participants’ direction.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions and investment gains or losses. Allocations of earnings and losses for each fund are based on the ratio of weighted average participant account balances to the total weighted average of all participant account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s accounts.

Investment Options - Upon enrollment in the Plan, participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting - Participants are immediately vested in their voluntary contributions, Company contributions, and actual earnings thereon. However, vesting in the additional 2% Company contributions for certain employees who do not participate in the Company’s pension plans is based on years of service. Prior to normal retirement age, a participant’s interest in the additional 2% Company contribution becomes 100% vested after three years of service.

Distributions - Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participant’s vested account in a lump-sum. Distributions of the EnPro Company Stock are made, at the option of the participant, in either cash or shares.

Notes Receivable From Participants - Participants may borrow from their account a minimum amount of $1,000 up to 50% of their vested account balance not to exceed $50,000. Principal and interest are paid ratably through payroll deductions. Loans are repaid over a period not to exceed five years. However, loans for the purchase of a principal residence are repaid over a period of up to twenty-five years. The loans are secured by the balance of the participant's account and bear interest at rates that range from 4.25% to 10% which are commensurate with local prevailing rates in accordance with the Plan document.

Participant Investment Rollovers - Participants are allowed to transfer or rollover funds into the Plan from other qualified plans.

Forfeitures - The non-vested portion of terminated participants’ account balances are used to reduce future Company contributions and to pay plan expenses. As of December 31, 2014 and 2013, forfeited non-vested accounts in the Plan totaled approximately $6,000 and $46,000, respectively. Forfeitures were used to reduce Company contributions by approximately $329,000 and $273,000 during 2014 and 2013, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition - As of December 31, 2014 and 2013, the Plan’s investments were held in the Trust, which is part of a collective trust administered by Schwab. Investments in common/collective trusts and mutual funds held in the Trust are stated at fair value. The net appreciation of investments includes realized and unrealized gains and losses on investments held by the Plan. The Plan’s interest in the collective trust is valued based on information reported by Schwab and Wilmington Trust using the audited financial statements of the collective trusts as of year-end.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for disclosure of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation of investments.

The change in net unrealized appreciation of investments held from the beginning of the plan year to the end of the plan year is included with realized gains/losses as net appreciation of investments reported in the accompanying Statements of Changes in Net Assets Available for Benefits.

Contributions - Contributions from employees and the Company are recorded in the period in which the Company makes the payroll deductions from participant earnings.

Notes Receivable From Participants - Notes receivables from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Benefits - Benefits are recorded when paid.

Expenses - Certain of the Plan’s administrative expenses are paid by the Company. Other expenses, such as legal and accounting, are paid from Plan assets and deducted from participant accounts in accordance with the plan document.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through June 29, 2015, which is the date the financial statements were available to be issued for 2014.

3.	INVESTMENTS

The Plan’s investment assets are held in trust and administered by Schwab.

The fair values of investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, are as follows:

	2014	2013

Schwab S&P 500 Index Fund	$48,546,877	$29,281,136
PIMCO Total Return Fund	$24,050,524	$19,050,324
Galliard Retirement Income Fund	$22,727,382	$18,169,659
Schwab Managed Retirement 2030	$19,383,912	$12,613,431
Dodge & Cox Stock Fund	$18,211,259	$13,588,407
Schwab Managed Retirement 2020	$16,368,019	$10,103,195
T Rowe Price Mid-Cap Growth	$16,001,283	$12,480,200
Schwab Managed Retirement 2040	$15,477,369	$10,356,308
Europacific Growth	$13,350,132	$11,460,593

Net appreciation of investments for the years ended December 31, 2014 and 2013 for the Trust is as follows:

	2014	2013
Net appreciation of Company common stock	$634,176	$2,071,676
Net appreciation of common/collective trusts	2,521,008	6,544,104
Net appreciation (depreciation) in self-directed brokerage accounts	(497,031)	407,117
Net appreciation of registered investment companies	2,741,119	18,621,486
Net appreciation of investments	$5,399,272	$27,644,383

4.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used as of December 31, 2014 or 2013.

EnPro Industries, Inc. common stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds, unit investment trusts and money market funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish at their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts: Valued at the net asset share/unit reported at the close of business every day. Shares/units in common collective trusts can be redeemed daily on demand.

Self-directed brokerage accounts: Valued at the closing price reported on the active market on which the individually owned securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$76,760,140	$—	$—	$76,760,140
Fixed income	24,050,524			24,050,524
Mid-cap	20,201,234			20,201,234
International	17,948,488			17,948,488
Small cap	10,722,840			10,722,840
Blend/Allocation	6,579,079			6,579,079
Company common stock	7,382,019			7,382,019
Money market fund	2,036			2,036
Self-directed accounts:
Cash equivalents	879,669			879,669
Common stock	2,005,884			2,005,884
Mutual funds	973,606			973,606
Unit investment trusts	233,476			233,476
Other	34,662			34,662
Collective trusts:
Income fund		22,727,382		22,727,382
Target date funds		64,448,530		64,448,530

Total assets fair value	$167,773,657	$87,175,912	$—	$254,949,569

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$50,121,433	$—	$—	$50,121,433
Fixed income	19,050,234			19,050,234
Mid-cap	16,203,904			16,203,904
International	14,682,829			14,682,829
Small cap	8,677,818			8,677,818
Blend/Allocation	5,475,631			5,475,631
Company common stock	6,520,741			6,520,741
Money market fund	8,479			8,479
Self-directed accounts:
Cash equivalents	768,215			768,215
Common stock	2,799,145			2,799,145
Mutual funds	887,127			887,127
Unit investment trusts	363,410			363,410
Other	29,175			29,175
Collective trusts:
Income fund		18,169,659		18,169,659
Target date funds		40,372,488		40,372,488

Total assets fair value	$125,588,141	$58,542,147	$—	$184,130,288

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Schwab. Schwab is the “Trustee” as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain administrative fees related to the administration of the Plan were paid by the Plan. Certain other third party administrator fees were paid by the Company on behalf of the Plan. These transactions also qualify as party-in-interest transactions.

6.    TAX STATUS

The Plan adopted a prototype plan sponsored by Charles Schwab Trust Co. effective January 1, 2009. The prototype plan has received a favorable opinion from the Internal Revenue Service, stating that the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since implementing the prototype plan document. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Generally accepted accounting principles in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress. The plan administrator believes it is no longer subject to tax examinations for the years prior to 2011.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

8.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2014

EIN: 01-0573945 – PLAN NUMBER: 004

(a)	(b)	(c)	(d)
Party-in-	Identity of issuer, borrower,	Description of investment including maturity date,	Current
Interest	lessor or similar party	rate of interest, collateral, par or maturity value	Value

*	Schwab S&P 500 Index Fund	Registered investment company	$48,546,877
	PIMCO Total Return Fund	Registered investment company	24,050,524
	Galliard Retirement Income Fund	Common/collective trust	22,727,382
*	Schwab Managed Retirement 2030	Common/collective trust	19,383,912
	Dodge & Cox Stock Fund	Registered investment company	18,211,259
*	Schwab Managed Retirement 2020	Common/collective trust	16,368,019
	T Rowe Price Mid-Cap Growth	Registered investment company	16,001,283
*	Schwab Managed Retirement 2040	Common/collective trust	15,447,369
	Europacific Growth	Registered investment company	13,350,132
	Nuveen Winslow Large-Cap Growth Fund	Registered investment company	10,002,004
*	Schwab Managed Retirement 2050	Common/collective trust	8,328,049
	Columbia Small Cap Value	Registered investment company	8,098,628
*	EnPro Company Stock	Common Stock	7,382,019
	Invesco Van Kampen Equity and Income	Registered investment company	6,579,079
	Vanguard Selected Value Mid-Cap	Registered investment company	4,199,951
	Personal Choice Retirement Account	Self directed brokerage account	4,127,300
*	Schwab Managed Retirement Income	Common/collective trust	2,706,845
	Virtus Emerging Markets Opportunity Fund	Registered investment company	2,652,533
	American Beacon Small Cap Growth	Registered investment company	2,624,212
*	Schwab Managed Retirement 2010	Common/collective trust	2,214,336
	BlackRock Global Allocation	Registered investment company	1,945,823
	Schwab US Treasury Money Fund	Money Market Fund	2,036
*	Participant Loans	Interest rate 4.25% to 10%	8,376,981

			$263,326,553

*    Party-in-interest transaction.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT
SAVINGS PLAN

By: ENPRO INDUSTRIES, INC., Plan Administrator

By:	/s/ Robert S. McLean
Robert S. McLean
Vice President, General Counsel and Secretary

Date: June 29, 2015

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of GreerWalker, LLP